UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                             Amendment No. 1

                Under the Securities Exchange Act of 1934

                                NIC Inc.
                                --------
                            (Name of Issuer)

                       Common Stock, no par value
                       --------------------------
                     (Title of Class of Securities)

                               62914B 10 0
                               -----------
                             (CUSIP Number)

                            Jeffery S. Fraser
            c/o National Information Consortium Voting Trust
                       10540 South Ridgeview Road
                            Olathe, KS 66061
                             (307) 734-7140
                            ----------------
              (Name, Address and Telephone number of Person
            Authorized to Receive Notices and Communications)

                            October 29, 2003
                            ----------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsections 240.13d-1(e), 240.13f-1(f) or
240.13d-1(g), check the following box:  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      CUSIP NO. 636491102


1. Name of Reporting Person: National Information Consortium Voting Trust

   SS or IRS Identification No. of Above Person:     IRS No.  48-6357369

2. Check the Appropriate Box if a Member of a Group: (a)
                                                     (b) X - Joint Filing

3. SEC Use Only

4. Source of Funds                                   N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e):                               N/A

6. Citizenship or Place of Organization:             Delaware

Number of Shares Beneficially Owned by each Reporting Persons with
    7.  Sole Voting Power                                   -0-
    8.  Shared Voting Power                          26,100,894
    9.  Sole Dispositive Power                              -0-
    10. Shared Dispositive Power                     26,100,894

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
      26,100,894

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
      N/A

13. Percent of Class Represented by Amount in Row (11):
      44.7%

14. Type of Reporting Person:
      00

                                                      CUSIP NO. 636491102


1. Name of Reporting Person:                         Jeffery S. Fraser
   SS or IRS Identification No. of Above Person:     IRS No. ___________

2. Check the Appropriate Box if a Member of a Group: (a)
                                                     (b) X - Joint Filing

3. SEC Use Only

4. Source of Funds                                   PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e):                               N/A

6. Citizenship or Place of Organization:             USA

Number of Shares Beneficially Owned by each Reporting Persons with
    7.  Sole Voting Power                               515,180
    8.  Shared Voting Power                          26,100,894
    9.  Sole Dispositive Power                          515,180
    10. Shared Dispositive Power                     26,100,894


11. Aggregate Amount Beneficially Owned by Each Reporting Person:
      26,100,894

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
      N/A

13. Percent of Class Represented by Amount in Row (11):
      44.7%

14. Type of Reporting Person:
      IN

                                                      CUSIP NO. 636491102


1. Name of Reporting Person:                         Ross C. Hartley
   SS or IRS Identification No. of Above Person:     IRS No. ___________

2. Check the Appropriate Box if a Member of a Group: (a)
                                                     (b) X - Joint Filing

3. SEC Use Only

4. Source of Funds                                   PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e):                               N/A

6. Citizenship or Place of Organization:             USA

Number of Shares Beneficially Owned by each Reporting Persons with
    7.  Sole Voting Power                               365,987
    8.  Shared Voting Power                          26,100,894
    9.  Sole Dispositive Power                          365,987
    10. Shared Dispositive Power                     26,100,894

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
      26,100,894

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
      N/A

13. Percent of Class Represented by Amount in Row (11):
      44.7%

14. Type of Reporting Person:                        IN







                                   -4-
<PAGE.
ITEM 1.   SECURITY AND ISSUER:     Common Stock, no par value

                                   NIC Inc.

          Address:                 10540 South Ridgeview Road
                                   Olathe, KS 66061

Item 2.   Identity and Background: National Information Consortium
                                   Voting Trust
                                   Jeffery S. Fraser
                                   Ross C. Hartley

          Addresses:               National Information Consortium
                                   Voting Trust
                                   10540 South Ridgeview Road
                                   Olathe, KS 66061

                                   Jeffery S. Fraser
                                   c/o National Information Consortium
                                   Voting Trust
                                   10540 South Ridgeview Road
                                   Olathe, KS 66061

                                   Ross C. Hartley
                                   c/o National Information Consortium
                                   Voting Trust
                                   10540 South Ridgeview Road
                                   Olathe, KS 66061

          Citizenship:             See Item 6 of Cover Pages

          Occupations:             Mr. Fraser is Chairman and Chief
                                   Executive Officer of NIC Inc.

                                   Mr. Hartley is a retired businessman
                                   and a director of NIC Inc.

Item 3.   Source and Amount of Funds or Other Consideration:
          N/A

Item 4.   Purpose of Transaction:

     On October 29, 2003, the National Information Consortium Voting Trust ("Voting Trust") distributed 1,373,750 shares of NIC Inc. common stock to its members. The distribution represents five percent (5%) of the shares of NIC Inc. common stock held by the Voting Trust.

The purpose of the distribution was to facilitate estate planning and charitable giving by the members.

Item 5.   Interest in Securities of the Issuer: See Item 11 of Cover
Pages

     Number of Shares as to which such person has:
     (i)  Sole power to vote or to direct the vote:
               See Item 7 of Cover Pages
     (ii) Shared power to vote or direct the vote:
               See Item 8 of Cover Pages
    (iii) Sole power to dispose or to direct the disposition of:
               See Item 9 of Cover Pages
     (iv) Shared power to dispose or to direct the disposition of:
               See Item 10 of Cover Pages

     Mr. Fraser has made the following transactions within the past 60 days or since the most recent filing of a Schedule 13D: On July 1, 2003, Mr. Fraser transferred his units in the Voting Trust to two entities for estate planning purposes. Mr. Fraser is sole manager of both entities; however, Mr. Fraser disclaims beneficial ownership over 50% of the Voting Trust units held by one of the entities.

     Mr. Hartley has made the following transactions within the past 60 days or since the most recent filing of a Schedule 13D:

              Date of        Type of        Number     Price Per   How Transaction
            Transaction    Transaction     of Shares     Share      Was Effected
            -----------    -----------     ---------     -----      ------------
             8-26-03        Purchase        20,000       $3.13   Open market purchase
             8-27-03        Purchase        30,000       $3.15   Open market purchase

     No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

     None.

Item 7.   Material to be Filed as Exhibits:

     None.

                                   NATIONAL INFORMATION
                                   CONSORTIUM VOTING TRUST


     Dated:  November 10, 2003     By: /s/ JEFFERY S. FRASER
                                      ---------------------------------
                                      Jeffery S. Fraser, Trustee


                                   By: /s/ JEFFERY S. FRASER
                                      ---------------------------------
     Dated:  November 10, 2003        Jeffery S. Fraser


                                   By: /s/ ROSS C. HARTLEY
                                      ---------------------------------
     Dated:  November 10, 2003        Ross C. Hartley

                                EXHIBIT 1
                                   to
                           AMENDMENT NO. 1 TO
                              SCHEDULE 13D


                         JOINT FILING STATEMENT
                      PURSUANT TO RULE 13d-1(k)(1)


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is accurate.

                                   NATIONAL INFORMATION
                                   CONSORTIUM VOTING TRUST


     Dated:  November 10, 2003     By: /s/ JEFFERY S. FRASER
                                      ---------------------------------
                                      Jeffery S. Fraser, Trustee


                                   By: /s/ JEFFERY S. FRASER
                                      ---------------------------------
     Dated:  November 10, 2003        Jeffery S. Fraser


                                   By: /s/ ROSS C. HARTLEY
                                      ---------------------------------
     Dated:  November 10, 2003        Ross C. Hartley